[redacted]

13010140

SECU[...]SION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16324

MAR 01 2013

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Detwiler Fenton & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 High Street, Suite 2800
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen D. Martino (617) 747-0154
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name – *if individual, state last, first, middle name*)

99 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM 3/12/13

OATH OR AFFIRMATION

I, Stephen D. Martino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Detwiler Fenton & Co., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Chief Financial Officer

Title

Notary Public

COLLEEN M. BRADLEY
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
August 29, 2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Detwiler Fenton & Co.

(A wholly-owned subsidiary of Detwiler Fenton Group, Inc.)

(SEC File Number 8-16324)

Financial Statements and Supplementary Information
For the Year Ended December 31, 2012

Detwiler Fenton & Co.

Table of Contents

WOLF
& COMPANY, P.C.

Independent Auditors' Report

To the Board of Directors of Detwiler Fenton & Co.:

We have audited the accompanying financial statements of Detwiler Fenton & Co., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Detwiler Fenton & Co. as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information presented on page 16 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2013

Detwiler Fenton & Co.

Statement of Financial Condition

At December 31, 2012

Assets	
Cash and cash equivalents (Note 2)	$ 898,939
Investments, at fair value (Note 4)	36,600
Deposit with clearing organization (Note 3)	75,000
Commissions and other receivables	226,671
Fixed assets, net (Note 5)	139,961
Prepaid expenses and other assets	48,519
Total assets	$ 1,425,690
Liabilities and Stockholder's Equity	
Liabilities:	
Salaries, bonuses and commissions payable (Note 6)	$ 242,148
Accounts payable and accrued liabilities	132,500
Total liabilities	374,648
Commitments and contingencies (Notes 5, 6 and 9)	
Stockholder's equity (Note 3):	
Common stock, no par value, authorized 7,500 shares, 900 shares issued and outstanding	131,563
Additional paid-in-capital	2,372,008
Accumulated deficit	(1,452,529)
Total stockholder's equity	1,051,042
Total liabilities and stockholder's equity	$ 1,425,690

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Operations

Year Ended December 31, 2012

Revenues:	
Commissions	$ 8,026,168
Private placement fees	389,049
Interest, fees and other	3,390
Total revenues	8,418,607
Expenses:	
Compensation and benefits (Note 6)	6,319,977
General and administrative	907,612
Occupancy, communications and systems (Note 5)	921,416
Execution costs	521,562
Management fees received from Affiliate (Note 11)	(70,000)
Total expenses	8,600,567
Other income (expense):	
Realized and unrealized losses on investments, net (Note 4)	(59,673)
Loss before income taxes	(241,633)
Income tax expense (Note 7)	19,088
Net loss	$ (260,721)

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2011	$ 131,563	$ 2,474,168	$ (1,191,808)	$ 1,413,923
Cash investment from Parent - Detwiler Fenton Group, Inc.	-	50,000	-	50,000
Cash dividend to Parent - Detwiler Fenton Group, Inc.	-	(152,160)	-	(152,160)
Net loss	-	-	(260,721)	(260,721)
Balance at December 31, 2012	$ 131,563	$ 2,372,008	$ (1,452,529)	$ 1,051,042

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Statement of Cash Flows

Year Ended December 31, 2012

Cash flows from operating activities:	
Net loss	$ (260,721)
Adjustments to reconcile net loss to net cash used by operating activities:	
Realized and unrealized loss on investments, net	59,673
Depreciation and amortization	74,881
Deferred income taxes	12,852
Changes in:	
Commissions and other receivables	100,315
Employee receivable	14,500
Income taxes receivable	152,160
Prepaid expenses and other assets	40,092
Due from Affiliate, net	183,713
Salaries, bonuses and commissions payable	(726,048)
Accounts payable and accrued liabilities	(102,279)
Net cash used by operating activities	(450,862)
Cash flows from investing activities:	
Purchase of investments	(1,378,968)
Sales of investments	1,282,695
Purchase of fixed assets	(5,571)
Net cash used by investing activities	(101,844)
Cash flows from financing activities:	
Cash investment received from Parent	50,000
Cash dividend paid to Parent	(152,160)
Net cash used by financing activities	(102,160)
Net decrease in cash and cash equivalents	(654,866)
Cash and cash equivalents, beginning of year	1,553,805
Cash and cash equivalents, end of year	$ 898,939
Supplemental disclosures of cash flow information:	
Cash payments for state income taxes	$ 6,236

See accompanying notes to financial statements.

Detwiler Fenton & Co.

Notes to Financial Statements

Year Ended December 31, 2012

1. ORGANIZATION

Detwiler Fenton & Co., (the "Company") is a wholly-owned subsidiary of Detwiler Fenton Group, Inc. ("DFG" or "Parent"). Detwiler Fenton & Co. is a broker-dealer which provides research services and receives payment in the form of securities trading commissions and cash payments. The Company also offers private placement investments to accredited investors and receives private placement fees. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company is headquartered in Boston, Massachusetts and has an office in New York, New York.

The Company introduces customer transactions on a fully disclosed basis to its clearing broker, National Financial Services LLC ("NFS"), which is a wholly-owned subsidiary of Fidelity Investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents — Cash and cash equivalents include financial instruments with an original maturity at date of purchase of three months or less. The Company maintains cash and cash equivalent deposits in excess of federally insured limits at a financial institution. The Company has not experienced any losses in this account and does not believe it is exposed to significant credit risk.

Commissions Receivable — Commissions receivable represents commissions earned for the current month from securities transactions. On a periodic basis, the Company evaluates its commissions receivable to determine the need for any allowance for doubtful accounts. The allowance for doubtful accounts is management's best estimate of probable losses which may be incurred. Factors considered in its determination of the need for an allowance for doubtful accounts include economic conditions and each customer's payment history and credit worthiness. Commissions receivable balances are written-off when deemed uncollectible, with any future recoveries recorded as income when received. Based on management's review of its commissions receivable balance, no allowance for doubtful accounts is considered necessary.

Securities Transactions — Proprietary securities transactions in regular-way trades are recorded on the trade date.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets — Fixed assets are stated at cost with depreciation and amortization expense recorded using the straight line method over periods ranging from three to eight years.

Due from/to Affiliate — From time to time, the Company may extend (or receive) working capital to (or from) its Parent or an affiliate of its Parent for services provided. Any extensions of working capital are unsecured and are generally repaid from the operating cash flow of the Parent or affiliate, if available.

Investment Valuation and Income Recognition — Investment securities are presented at fair value on the statement of financial condition with changes in fair value recorded in earnings. Gains and losses on the sale of securities are recorded on the trade date. Interest and dividends are included in net interest income.

Fair Value Hierarchy - The Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 – Valuation is based on quoted prices in active markets for identical assets or liabilities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 – Valuation is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using unobservable inputs to pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The Company recognizes transfers between levels of fair value measurements at the end of the reporting period as if the transfer occurred on the last day of the reporting period. There were no transfers in 2012.

Bonuses Payable — Bonuses are recognized as earned by employees.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Commissions and Execution Costs — Commission revenues and related execution costs are recorded on a trade date basis as securities transactions occur.

Income Taxes — Income tax assets arise from credits to the statement of operations for the estimated income taxes receivable by the Company. The Company did not record a current income tax benefit from its loss before income taxes in 2012 due to continued operating losses which the Company has recorded over the past three years.

Deferred income taxes receivable are recorded for future tax consequences attributable to differences between the financial statement carrying amounts of assets and their respective tax bases. Deferred income tax assets are measured using enacted income tax rates and a valuation allowance is established if it is more likely than not that all or a portion of the deferred income tax assets will not be realized. The Company participates in the filing of the consolidated federal income tax return of its Parent and records federal income tax expense using a 34% income tax rate. The deferred tax provision and a related receivable are recognized to the extent of temporary differences attributable to the Company.

Tax positions taken by the Company are required to be evaluated to determine whether they are "more-likely-than-not" to be upheld under regulatory review. The estimated tax impact of tax positions which do not meet the more-likely-than-not criteria is required to be recognized in the financial statements. There are no uncertain tax positions that require accrual or disclosure at December 31, 2012. Generally, the Company is no longer subject to federal and state tax examinations by tax authorities for years prior to December 31, 2009.

Use of Estimates — The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the accompanying financial statements. Actual results could vary from the estimates that were used.

3. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Net Capital Rule") which requires the maintenance of minimum net capital and a ratio of aggregate indebtness to net capital not to exceed 15 to 1. Net capital is computed under the basic method permitted by the Rule, which requires minimum net capital to be $100,000 at December 31, 2012. The Company's net capital was $830,970 or $730,970 in excess of its minimum net capital requirement at December 31, 2012. The Company's ratio of aggregate indebtedness to net capital was .45 to 1.

NET CAPITAL REQUIREMENT (concluded)

Detwiler Fenton & Co. is a fully disclosed broker-dealer with National Financial Services LLC ("NFS"). At December 31, 2012, the Company had a minimum net capital requirement under the terms of the agreement with NFS of $250,000 and the Company is also required to maintain a clearing deposit of $75,000.

A computation of the reserve requirement is not applicable as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

4. INVESTMENTS

Investments consist of purchased options with a fair value of $36,600 at December 31, 2012.

The net unrealized loss on investments held at December 31, 2012 was $24,828.

The following methods and assumptions were used by the Company in estimating fair value disclosures:

Investments – Fair value of investment securities is based on quoted market prices in an active exchange market. Investment securities are categorized as Level 1 in the fair value hierarchy.

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis at December 31, 2012 are summarized below:

	Level 1	Level 2	Level 3	Fair Value
Investment securities	$ 36,600	$ -	$ -	$ 36,600

5. FIXED ASSETS, NET

Fixed assets, net at December 31, 2012 follow:

Furniture and equipment	$ 375,844
Leasehold improvements	29,049
	404,893
Less accumulated depreciation and amortization	(264,932)
	$ 139,961

Depreciation and amortization expense was $74,881 for the year ended December 31, 2012. Total rent expense, including real estate taxes and utilities, was $633,173 for the year ended December 31, 2012.

Future minimum annual lease payments under non-cancelable lease agreements outstanding at December 31, 2012 totaled $403,564 through December 31, 2013.

6. SALARIES, BONUSES AND COMMISSIONS PAYABLE

Salaries, bonuses and commissions payable at December 31, 2012 are comprised of the following:

Salaries, bonuses and employment tax accruals	$ 233,105
Commissions payable	9,043
	$ 242,148

Prior to January 1, 2012, capital markets research employees earned bonuses based upon commission revenues less salary draws and other costs, with 70% payable in the current year and 30% allocated to a deferred pool. Deferred bonus payments were contingent upon continuing employment and were paid in equal installments over a three-year vesting period. Effective September 30, 2012, the Company terminated the capital markets research employees current and deferred employee compensation plans. Accordingly, there is no unrecorded, contingent deferred bonus obligation at December 31, 2012.

SALARIES, BONUSES AND COMMISSIONS PAYABLE (concluded)

Activity in accrued, contingent deferred bonus payable for the year ended December 31, 2012 follows:

Balance at beginning of year	$ 486,935
Payments	(383,333)
Employee waiver of contractual payment obligation	(83,333)
Reversal due to contingent deferred bonus plan termination	(20,269)
Balance at end of year	$ -

7. INCOME TAXES

Income tax expense (benefit) for the year ended December 31, 2012 follows:

Current:	
Federal	$ -
State	6,236
Total current	6,236
Deferred:	
Federal	(77,624)
State	2,980
Change in valuation reserve	87,496
Total deferred	12,852
Total income tax expense	$ 19,088

Actual income tax benefit differs from the amount ''expected'' using the statutory federal tax rate for the year ended December 31, 2012 as follows:

Expected income tax benefit using statutory federal income tax rate of 34%	$ (82,155)
Effects of:	
Change in valuation reserve	87,496
Meals and entertainment	8,250
State income taxes, net of federal tax benefit	6,083
Other	(586)
Total income tax expense effective income tax rate of 7.9%	$ 19,088

INCOME TAXES (concluded)

Components of deferred income taxes, net at December 31, 2012 follow:

Federal net operating loss carryforward	$ 68,995
Federal capital loss carryforward	20,289
Accrued liability	7,860
Charitable contributions	17,296
Depreciation	(14,092)
Total deferred income taxes	100,348
Less valuation reserve	(100,348)
Total deferred income taxes, net	$ -

In 2012, the Company evaluated its deferred income tax assets and determined that it was "more-likely-than-not" that 100% of the deferred income tax assets would not be realized through future taxable income. Therefore, a 100% valuation reserve was recorded at December 31, 2012 which resulted in a $87,496 addition to the valuation reserve.

At December 31, 2012, the Company has a federal net operating loss carryforward of $203,000 which expires in 2032 and a federal capital loss carryforward of $60,000 which expires in 2017.

8. EMPLOYEE BENEFIT PLAN

The Company has a 401(k) Plan whereby substantially all of its employees participate in the Plan. Employees may contribute up to 50 percent of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions equal to 50 percent of the first 6 percent of an employee's compensation contributed to the Plan. Matching contributions vest to the employee equally over a five-year period. For the year ended December 31, 2012, the Company's matching contribution expense attributable to the Plan was $100,423, of which $9,340 in forfeitures was used by the Company to fund its obligation.

9. COMMITMENTS AND CONTINGENCIES

The Company from time to time is subject to legal proceedings, claims and regulatory compliance examinations which arise in the normal course of its business. At December 31, 2012, certain such matters are outstanding, an estimate of possible losses or range of losses associated with such matters cannot be made, and management believes that resolutions of these matters will not have a material adverse effect on the Company's results of operations or financial condition.

COMMITMENTS AND CONTINGENCIES (concluded)

In the normal course of business, the Company may enter into contracts and agreements that contain a variety of representations and warranties which provide general indemnifications. The maximum exposure to the Company under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

10. CONCENTRATIONS OF CREDIT RISK AND OFF-BALANCE SHEET CREDIT RISK

The Company clears all of its securities transactions through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. During 2012, the Company paid no claims to the clearing broker related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

11. RELATED PARTY TRANSACTIONS

The Company provides certain executive, financial, computer systems and support, human resources and compliance services to an affiliated company of its Parent. The affiliate reimburses the Company in the form of a management fee. For the year ended December 31, 2012, the Company was reimbursed $70,000 in management fees by the affiliated company for such services representing the approximate costs incurred by the Company. At December 31, 2012, the Company does not owe any amount to the affiliate, and the affiliate does not owe the Company any amount.

Due to the aforementioned related party transactions, the financial statements of the Company may not be indicative of the financial position, results of operations or cash flows that would have been reported if the Company had conducted its operations as an unaffiliated entity.

12. PAYABLE TO BROKER

Pursuant to a margin agreement, the Company purchases and sells investment securities through a margin cash account. The Company may also receive margin loan advances through this account. No amounts were outstanding for margin loans at December 31, 2012. Margin loans due to the lender bear interest at a sliding scale rate, determined by the level of the daily net loan balance plus the lender's base loan rate, which is internally computed, and established periodically based on the lender's cost of funds and assessment of the interest rates charged in the financial markets. All borrowing is collateralized by a security interest in the Company's investment account held by the lender. Interest expense incurred on margin loan advances for the year ended December 31, 2012 was $161.

Detwiler Fenton & Co.

Computation of Net Capital Under SEC Rule 15c3-1
at December 31, 2012

Net Capital:	
Total stockholder's equity	$ 1,051,042
Less non-allowable assets:	
Commissions and other receivables	(2,525)
Fixed assets, net	(139,961)
Prepaid expenses and other assets	(48,519)
Total non-allowable assets	(191,005)
Less deductions:	
Fidelity bond	(23,000)
Total non-allowable assets and deductions	(214,005)
Net capital before haircuts on securities positions	837,037
Less haircuts on securities positions	(6,067)
Net Capital	830,970
Minimum net capital required	(100,000)
Excess Net Capital	$ 730,970
Schedule of Aggregate Indebtedness:	
Aggregate indebtedness	$ 374,648
Percentage of aggregate indebtedness to net capital	45.09%

Note: No material differences exist between the above computation of net capital and the computation included in the Company's corresponding unaudited FOCUS report on Form X-17-A Part IIA filing at December 31, 2012.

WOLF & COMPANY, P.C.

Report of Independent Auditors on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Claiming an Exemption from Rule 15c3-3 of the Securities and Exchange Commission

To the Board of Directors of Detwiler Fenton & Co.:

In planning and performing our audit of the financial statements and supplemental schedules of Detwiler Fenton & Co. (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Detwiler Fenton & Co. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those

practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A deficiency in design exists when a control necessary to meet the control objectives is missing, or when an existing control is not properly designed so that, even if the control operates as designed, the control objective would not be met. A deficiency in operation exists when a properly designed control does not operate as designed, or when the person performing the control does not possess the necessary authority or competence to perform the control effectively.

A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wolf & Company, P.C.

Boston, Massachusetts
February 27, 2013

Detwiler | Fenton
ESTABLISHED 1962

RECEIVED
MAR 01 2013
103

February 26, 2013

SEC Headquarters
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam:

Enclosed please find two copies of an audited financial statement of Form X-17A-5 Part III, pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under for Detwiler Fenton & Co. (BD#1794).

If you have any questions regarding this filing, please contact me at 617-747-0154.

Sincerely,

Stephen D. Martino
Chief Financial Officer